Prospectus Supplement No. 19	Filed pursuant to Rule 424(b)(3)
(To Prospectus dated June 15, 2022)	Registration Statement No. 333-264363

STARRY GROUP HOLDINGS, INC.

This prospectus supplement updates, amends and supplements the prospectus dated June 15, 2022 (the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (Registration No. 333-264363), as amended. Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus.

This prospectus supplement is being filed to update, amend, and supplement the information included in the Prospectus with the information contained in our Current Report on Form 8-K filed with the Securities and Exchange Commission on February 2, 2023, which is set forth below.

This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus. Please keep this prospectus supplement with your Prospectus for future reference.

Our shares of Class A common stock are currently trading on the OTC Markets (“OTC”) under the symbol “STRY.” On February 1, 2023, the closing sale price of our Class A common stock was $0.04 per share. Our warrants are currently trading on the OTC under the symbol “STRYW.” On January 31, 2023, the closing sale price of our warrants was $0.006 per warrant.

Investing in shares of our Class A common stock or warrants involves risks that are described in the “Risk Factors” section beginning on page 9 of the Prospectus.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is February 2, 2023

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 27, 2023

STARRY GROUP HOLDINGS, INC.

(Exact name of Registrant as Specified in its Charter)

Delaware	001-41336	87-4759355
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

38 Chauncy Street, Suite 200 Boston, MA		02111
(Address of Principal Executive Offices)		(Zip Code)

Registrant’s Telephone Number, Including Area Code: (617) 861-8300

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
None	None	None

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Agreement.

On January 30, 2023, Starry, Inc. (the “Company”), a wholly-owned subsidiary of Starry Group Holdings, Inc. (“Starry”), entered into the tenth amendment (the “Tenth Amendment”) to the Amended and Restated Credit Agreement, dated December 13, 2019, by and among the Company, Starry Spectrum Holdings LLC, Starry (MA), Inc., Starry Spectrum LLC, Tesco LLC, Widmo Holdings LLC and Vibrant Composites Inc., as borrowers, the lenders party thereto (“Lenders”) and ArrowMark Agency Services, LLC, as administrative agent (the “Credit Agreement”), which provides, among other things, for a total of $11,000,000 in incremental term loans which the Company drew upon in full (the “Incremental Tranche D Loans”). The Company borrowed the full amount of the Incremental Tranche D Term Loans on January 30, 2023. The Incremental Tranche D Loans will be used for transactions expenses, working capital and other general corporate purposes.

The Incremental Tranche D Term Loans incur interest at a rate equal to the London Interbank Offered Rate (“LIBOR”), subject to a floor of 2.0%, plus an applicable margin of 9.0% (with the interest rate capped at 13.25% per annum) and such interest accrues quarterly and will be paid in-kind.

The principal balance of the Incremental Tranche D Loans is payable in its entirety at maturity on May 14, 2023, which date may be extended for up to an additional 6 months if necessary for the Company to consummate certain strategic transactions. Upon the earlier of maturity or the repayment in full of the Incremental Tranche D Loans, the Company will pay the lenders an exit fee equal to 5% of the aggregate principal amount of the Incremental Tranche D Loans.

The Incremental Tranche D Loans are subject to the same prepayment premiums, covenants, which include certain additional information and access covenants, including a requirement to provide the lenders with a rolling 13-week budget and variance reports, events of default and other terms as the Company’s existing Term Loans and are secured by the same collateral.

In connection with the Company’s entry into the Tenth Amendment, the Company entered into a fee letter pursuant to which the Company is obligated to, among other things, pay a fee (the “Contingent Value Fee”) to its lenders in the event of a consummation of a business combination transaction after the date of the Tenth Amendment and prior to the fifth anniversary thereof to the extent that (a) the net cash proceeds payable to Starry or its subsidiaries in connection with such transaction (together with all other applicable business combination transactions) are sufficient to prepay or repay in full all obligations to the lenders under the Starry Credit Agreement or (b) such transaction is consummated after the prepayment or repayment in full of all obligations to the lenders under the Starry Credit Agreement (any such transaction, a “CV Trigger Event”). A business combination transaction includes (i) the sale or transfer, in a single transaction or a series of related or unrelated transactions, of all or a substantial portion of the business or assets of Starry or any of its subsidiaries to, (ii) the sale or transfer, in a single transaction or a series of related or unrelated transactions, of a majority of the voting or economic interest in the equity interests or control of the Board of Directors of Starry or its subsidiaries to, or (iii) the merger, in a single transaction or a series of related or unrelated transactions, of Starry or any of its subsidiaries with, in each case, one or more investors or third parties (including, without limitation, existing creditors, employees, affiliates and/or securityholders), or any other strategic transactions, joint ventures or combinations between or involving Starry or any of its subsidiaries and one or more investors or third parties.

The amount of the Contingent Value Fee is equal to 4.50% of the transaction consideration payable in connection with a CV Trigger Event. Transaction consideration includes (i) the total amount of cash and the fair market value of all securities or other property paid or payable to Starry or its subsidiaries (or the holders of equity interests thereof, including options, warrants or convertible securities) in connection with a CV Trigger Event, less (ii) the total amount of all outstanding obligations to the lenders under the Starry Credit Agreement at the time of the consummation of such CV Trigger Event (exclusive of the Contingent Value Fee and the Ninth Amendment CV Fee), less (iii) any ordinary course operating expenses or liabilities as of the consummation of such CV Trigger Event (excluding warrant liabilities, any other equity-linked liabilities or any debt that is subordinated to obligations to the lenders under the Starry Credit Agreement or that is included in a class of liabilities that is junior to general unsecured creditors), less (iv) the reasonable and documented out-of-pocket transaction fees and expenses incurred by Starry or its subsidiaries in connection with such CV Trigger Event. The CV Fee is payable upon consummation of the CV Trigger Event (or with respect to escrowed consideration, contingent consideration or installment payments, the date upon which such consideration is actually paid) and is payable in the same form as is being paid in connection with such CV Trigger Event and, if consisting of more than one form of proceeds, in the same proportion as to each form (but, if different types of consideration are paid in non-identical proportions, then the Contingent Value Fee will consist of cash in the greatest proportion that is being paid).

The foregoing summary of the Tenth Amendment does not purport to be complete and is subject to and qualified in its entirety by reference to the Tenth Amendment, a copy of which is filed as Exhibit 10.1 hereto and incorporated herein by reference.

Item 2.03 Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The information set forth under Item 1.01 of this Current Report on Form 8-K is incorporated herein by reference.

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensation Arrangements of Certain Officers.

On January 27, 2023, the Compensation Committee of the Board of Directors of Starry unanimously approved a retention bonus plan, pursuant to which certain of Starry’s named executive officers (along with other employees) will be eligible to earn cash retention bonuses upon the achievement of certain vesting terms. The retention plan’s purpose is to encourage the continued attention and dedication of these employees and provide an incentive for such individuals to remain in the employ of Starry, including through certain potential change of control transactions. The plan will be administered by the Compensation Committee.

The retention bonuses granted under the plan will be paid on or about February 3, 2023 (the “grant date”). The bonuses will not be earned on the grant date and will vest in four equal installments on February 15, 2023, May 15, 2023, August 15, 2023, and November 15, 2023 if the officer remains employed with us on each such vesting date. If the named executive officer is not employed with us on a vesting date, the officer must repay Starry all portions of the bonus that are not yet vested, calculated on an after-tax basis as described in the plan. If the officer’s employment is terminated by Starry without “cause,” by the officer for “good reason” or due to the officer’s death or “disability” (as such terms are defined in the retention plan), or if the officer remains employed through the date of a change in control as defined in the plan, then, subject to the officer’s execution and non-revocation of a general release of claims against Starry and related persons, the vesting requirements will be deemed fully satisfied.

The retention bonuses granted to Starry’s named executive officers are as follows:

Named Executive Officer	Retention Bonus
Chaitanya Kanojia President and Chief Executive Officer	$450,000
Alex Moulle-Berteaux Executive Vice President and Chief Operating Officer	$333,000
Joseph Lipowski Executive Vice President and Chief Technology Officer	$225,000

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description
10.1†	Tenth Amendment to Credit Agreement, dated as of January 30, 2023
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

† Certain of the exhibits and schedules to this exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The registrant agrees to furnish a copy of all omitted exhibits and schedules to the Securities and Exchange Commission upon its request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Starry Group Holdings, Inc.

Date: February 2, 2023	By:	/s/ Chaitanya Kanojia
Name: Chaitanya Kanojia
Title: Chief Executive Officer